Burnet,
Duckworth
& Palmer LLP
Law Firm

SEC Mail
Mail Processing
Section

AUG 18 2008

Washington, DC
106

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-05745
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-24

Via Courier

August 14, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

08004548

SUPPL

Dear Sir or Madam:

**Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)**

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated August 13, 2008;
2. Interim Financial Statements for the Second Quarter Ended June 30, 2008;
3. Interim MD&A for the Second Quarter Ended June 30, 2008;
4. Form 52-109F2 – Certification of Interim Filings – CEO dated August 14, 2008; and
5. Form 52-109F2 – Certification of Interim Filings – CFO dated August 14, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

PROCESSED
AUG 29 2008
THOMSON REUTERS

dlw 8/28

Enclosures

cc: Peter Scott, Rock Energy Inc.
G:\058383\0024\Letter to Sec and Exch Comm 04.doc

File No. 82-34785

rockenergy

PRESS RELEASE

Rock Energy reports results for the period ended June 30, 2008

August 13, 2008, Calgary, Alberta: Rock Energy Inc. (TSX:RE) is pleased to announce the financial and operating results for Rock Energy Inc. for the fiscal period ended June 30, 2008.

CORPORATE SUMMARY

FINANCIAL	**Three months ended June 30, 2008**	Three months ended June 30, 2007	**Six months ended June 30, 2008**	Six months ended June30, 2007
Oil and gas revenue ('000)	**$24,756**	$8,279	**$40,050**	$16,812
Funds from operations ('000) [(1)]	**$13,785**	$3,536	**$21,325**	$7,057
Per share – basic	**$0.53**	$0.18	**$0.82**	$0.36
– diluted	**$0.53**	$0.18	**$0.82**	$0.36
Net income (loss) ('000)	**$4,020**	$(117)	**$5,240**	$256
Per share – basic	**$0.16**	$(0.01)	**$0.20**	$0.01
– diluted	**$0.15**	$(0.01)	**$0.20**	$0.01
Capital expenditures, net ('000)	**$6,345**	$2,552	**$22,743**	$9,736
	As at June 30, 2008	As at June 30, 2007		
Working capital including bank debt ('000)	**$(30,528)**	$(15,268)		
Common shares outstanding	**25,877,642**	19,647,328		
Options outstanding	**2,303,227**	1,536,181		

OPERATIONS	**Three months ended June 30, 2008**	Three months ended June 30, 2007	**Six months ended June 30, 2008**	Six months ended June 30, 2007
Average daily production				
Crude oil and NGLs (bbls/d)	**1,671**	1,514	**1,600**	1,493
Gas (mcf/d)	**10,689**	3,129	**9,151**	3,489
Barrels of oil equivalent (boe/d)	**3,454**	2,036	**3,126**	2,075
Average product prices				
Crude oil and NGLs ($/bbl)	**$94.05**	$44.03	**$81.99**	$43.62
Gas ($/mcf)	**$10.74**	$7.75	**$9.70**	$7.94
BOEs ($/boe)	**$78.77**	$44.66	**$70.39**	$44.75
Field netback ($/boe)	**$47.98**	$23.33	**$41.93**	$23.39

Note [(1)] Funds from operations and funds from operations per share are non-GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

During the second quarter of 2008 Rock was able to achieve record results:

- Grew average daily production to 3,454 boe per day which is 23% more than the first quarter of 2008, and 70% more than the second quarter of 2007;
- Increased funds from operations for the quarter to $13.8 million ($0.53/share) representing on a per share basis an increase of 83% from the first quarter of 2008, and an increase of 194% from the same quarter last year;
- Net income for the quarter expanded to $4.0 million ($0.16/share) delivering per share increases of more than threefold from the previous quarter;
- Completed the start-up of the Saxon gas gathering and compression facility ahead of schedule;
- Drilled 2 (2.0 net) oil wells with 100% success; and
- Increased our bank lines from $38 million to $51 million.

2008 Drilling	1st Quarter	2nd Quarter	3rd Quarter*	Year-to-date
Heavy Oil	Nil	2 (2.0 net)	6 (6.0 net)	8 (8.0 net)
Light Oil	Nil	Nil	Nil	Nil
Gas	4 (2.0 net)	Nil	5 (1.4 net)	9 (3.4 net)
Dry and abandoned wells	Nil	Nil	Nil	Nil
Total wells	4 (2.0 net)	2 (2.0 net)	11 (7.4 net)	17 (11.4 net)

* As of August 13, 2008

For the fourth consecutive quarter Rock has been able to increase its daily production and this quarter it reached 3,454 boe per day, up 23% from the 2,798 boe per day achieved in the first quarter of 2008. So far this year the Company has participated in the drilling of 17 (11.4 net) wells with 100% success, and the Company has 3 drilling rigs operating at this point in time. Completions of the recently drilled heavy oil wells are ongoing with related production coming on-stream during the months of August and September. Additional production from the successful gas wells drilled in the third quarter is not expected to be on-stream until the fourth quarter of this year.

Financially, Rock generated funds from operations of $13.8 million ($0.53 per basic and diluted share) in the second quarter of 2008, which is up 83% from the previous quarter. Net income for the period was $4.0 million ($0.16 per basic and $0.15 per diluted share), versus $1.2 million in the preceding quarter. The increased in funds flow and net income can be attributed to increased production and increased commodity prices. Rock's realized price in the second quarter of 2008 was $78.77 per boe compared to $60.06 per boe in the first quarter of this year generating a funds flow per boe of $43.97 (compared to $29.94 per boe in the previous quarter). Currently Rock has not hedged commodity prices on any production. Net capital expenditures for the quarter were $6.3 million and total debt at the end of the period was $30.5 million (against updated bank credit lines of $51 million). Total expenditures were down from the previous quarter as activities were impacted by spring break-up.

With increased production and funds flow the Board of Directors have agreed to increase the capital program for the year by $13 million to a total of $55 million. The extra capital will be used to drill an additional 3 (3.0 net) heavy oil wells and 2 (2.0 net) gas wells in the Plains core area, and 4 (1.9 net) gas wells in the West Central core area, plus $2 million for land and seismic acquisitions. The drilling projects associated with the increased capital budget will be completed late in the second half of 2008, and consequently will have little impact on the average production for 2008, but will be tied-in during the first quarter of 2009. With the success we have had so far this year and the additional spending approved by the Board of Directors, we have updated our guidance and revised our forecast of prices for the remaining half of the year with WTI oil at US$115.00 per bbl, AECO gas at $8.00 per mcf, and par US/Canadian dollar exchange rate. We are forecasting production to average 3,400-3,600 boe per day for the year and exit the year at 4,300-4,500 boe per day, generating funds from operations of $48 million ($1.85 per basic share) and year-end debt of $36 million or 0.7 times fourth quarter 2008 annualized funds from operations.

Rock is delivering quarter over quarter growth in production, funds flow, and net income. The Company is in a strong financial position with growing funds flow, and excess debt capacity. The success of our drilling programs continues to build momentum as we experience success adding production and follow-up drilling locations. Our team of professionals has developed a drilling inventory of over 100 locations on our existing lands which will carry our growth program through 2008, 2009 and into 2010. Today we are working hard to test some exciting exploration concepts and pursue complimentary acquisitions to add another significant core area of operations to our portfolio of opportunity.

On behalf of the Board of Directors,

(signed) "Allen J. Bey"
August 13, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, field netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Field netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated August 13, 2008 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year ended December 31, 2007.

Basis of Presentation

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income/(loss) or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. The forward looking statements are provided to the reader to assist them in understanding our business. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on May 13, 2008 for projected 2008 results. The Company is updating its guidance at this time to reflect higher oil prices and a $13 million increase to the capital budget. The additional capital is expected to be spent on $2 million for land and seismic acquisitions, $3 million to drill and tie-in an additional 3 (3.0 net) heavy oils wells and 2 (2.0 net) gas wells in the Plains core area and $5 million to drill and tie-in an additional 4 (1.9 net) gas wells in the West Central core area and $3 million for recompletions and facility optimization. The new heavy oil drilling projects are expected to be on production later in the fourth quarter, and consequently should have little impact on the average production for the year while the exit production rate has increased 5% to 4,300 - 4,500 boe per day. The new West Central drilling projects are not expected to add production until the first quarter of 2009. Second quarter 2008 production and oil and gas prices have been higher than budgeted and are contributing to the overall increase in funds from operations for the year. Oil prices continued to be strong in the second quarter and despite the recent pullback, we have increased our WTI price forecast for the last half of the year by $20 per barrel to $115 per barrel. With the reduction in recent gas prices we have reduced our estimate for the last half the year $0.50 per mcf to $8.00 per mcf and elected to maintain the same foreign exchange rate. With these forecast changes, funds from operations are projected to increase 30% to $48 million ($1.85 per basic share) and year end debt levels are expected to rise to $36 million as the increase in capital expenditures is more than the increase in funds from operations. Debt to annualized fourth quarter funds from operations ratio is expected to be to 0.7:1.0. The table below provides Rock's previous and current guidance.

	May 13, 2008 Guidance	August 13, 2008 Guidance	Change
2008 Production (boe/d)			
Annual	3,400 – 3,600	3,400 – 3,600	0%
Exit	4,100 – 4,300	4,300 – 4,500	5%
2008 Funds from Operations			
Annual - $	$37 million	$48 million	30%
Annual - $per basic share	$1.43	$1.85	30%
2008 Capital Budget			
Expenditures	$42 million	$55 million	31%
Gross Wells Drilled	26 – 28	35 – 37	33%
Total Year End Debt	$34 million	$36 million	6%
Pricing (July to Dec)			
Oil – WTI	US$95.00/bbl	US$115.00/bbl	21%
Gas – AECO	$8.00/mcf	$8.50/mcf	(6)%
Cdn/US dollar	1.00	1.00	0%

Production

Production by Product	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Gas (mcf/d)	10,689	3,129	242%	9,151	3,489	162%
Oil (bbl/d)	220	215	2%	217	229	(5)%
Heavy Oil (bbl/d)	1,159	1,224	(5)%	1,191	1,187	0%
NGL (bbl/d)	293	75	291%	193	77	151%
boe/d (6:1)	3,454	2,036	70%	3,126	2,075	51%

Production by Area	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
West Central Alberta (boe/d)	1,850	424	336%	1,523	527	189%
Plains (boe/d)	1,182	1,225	(4)%	1,237	1,189	4%
Other (boe/d)	421	387	9%	366	359	2%
boe/d (6:1)	3,454	2,036	70%	3,126	2,075	51%

Production for the periods ended June 30, 2008 have increased more than 50% over the same periods last year as new production was brought on stream at our Saxon, Musreau and Kakwa properties in the West Central core area and due to the acquisition of Greenbank Energy Ltd. at the end of the third quarter of 2007. Production at Saxon has come on as predicted and is very liquids rich (50 bbl per mmcf of gas) contributing to the growth in NGL production for the quarter. Production growth for the rest of the year is expected to come from the heavy oil drilling program that started in late June followed by the tie-in of the successful wells at Elmworth in the West Central core area.

Product Prices

Realized Product Prices	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Gas ($/mcf)	10.74	7.75	39%	9.70	7.94	22%
Oil ($/bbl)	116.82	65.10	79%	103.20	63.67	62%
Heavy Oil ($/bbl)	90.20	39.50	128%	77.47	39.01	99%
NGL ($/bbl)	92.18	57.58	60%	86.01	55.07	56%
boe (6:1)	78.77	44.66	76%	70.39	44.75	57%
Average Benchmark Prices						
Gas – Henry Hub Daily Spot (US$/mcf)	11.38	7.53	51%	10.02	7.37	36%
Gas – AECO C Daily Spot ($/mcf)	10.22	7.07	45%	9.10	7.24	26%
Oil – WTI Cushing (US$/bbl)	123.98	65.04	91%	110.94	61.60	80%
Oil – Edmonton light ($/bbl)	126.07	71.93	75%	111.79	69.51	61%
Heavy Oil – Lloydminster blend ($/bbl)	103.05	49.01	110%	89.66	48.42	85%
US$/Cdn$ exchange rate	0.990	0.911	9%	0.993	0.882	13%

Commodity prices continued to strengthen during the second quarter of 2008 over the prior year however they have pulled back from recent highs. WTI, AECO gas and Lloydminster blend heavy oil pricing have all increased each month during the first six months of 2008. Heavy oil prices have not only benefitted from rising WTI prices but also a narrowing of the heavy oil to light oil price differential. Corporate heavy oil price differentials relative to Edmonton light oil price were 28% in the second quarter of 2008 compared to 33% in the first quarter of 2008 and 44% in 2007. Heavy oil pricing is expected to continue to benefit from traditional stronger summer seasonal demand. WTI prices have fallen from their recent highs of US$147 per barrel to approximately US$120 per barrel as the market is concerned about a general economic slowdown and demand destruction. The futures markets currently indicate that WTI prices should remain around US$115 per barrel for the rest of the year. Similar to WTI prices gas prices have also fallen significantly from their recent highs as, in addition to slower economic growth, the growth in US domestic gas supply, particularly from unconventional shale gas, is offsetting lower Canadian gas exports and reduced LNG cargoes. Current US gas storage levels are still below last year's levels and at five year levels. The futures markets are currently indicating that AECO pricing should remain around $8.00 per mcf for the rest of the year. Rock has not hedged any of its commodity prices on production at this point in time.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income is primarily royalty income.

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 03/30/08	6 Months Ended 06/30/07	Change
Oil and Gas Revenue	$24,756	$8,279	199%	$40,050	$16,812	138%
Other Income	$18	$24	(25)%	$48	$49	(2)%

Higher production levels and higher commodity prices resulted in an increase to oil and gas revenue for the first half of 2008 in comparison to the prior year periods.

Royalties

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Royalties	$5,195	$1,710	204%	$8,532	$3,358	154%
As percentage of oil and gas revenue	21.0%	20.7%	1%	21.3%	20.0%	7%
Per boe (6:1)	$16.53	$9.23	79%	$15.00	$8.94	68%

Royalties for the periods ended June 30, 2008 are higher on an absolute, percentage and per boe basis in comparison to the same periods of 2007. This is a result of higher production and prices. Royalty rates for the remainder of the year have been budgeted at 23% of oil and gas revenue. The Alberta government's new royalty framework is scheduled to come in effect in January 2009 and the Company is expecting higher royalty rates in 2009. Based on our projected product prices for the remainder of 2008 of US$115 per barrel for WTI, $8.00 per mcf for AECO gas and a par Canadian/US exchange rate we would expect a 2009 royalty rate of approximately 30%. Please see additional disclosures under "New Alberta Royalty Regime" beginning on page 11 for additional disclosure.

Operating Expense

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Operating expense	$4,261	$2,149	98%	$7,230	$4,463	62%
Transportation costs	219	93	135%	429	205	109%
	$4,480	$2,242	100%	$7,659	$4,668	64%
Per boe (6:1)	$14.26	$12.10	18%	$13.46	$12.43	9%

Operating expenses have increased in the second quarter and first half of 2008 over the same periods in 2007 due to higher production levels and higher per unit costs. Additional operating costs were incurred during the second quarter of 2008 related to start up issues at Saxon which came on stream in May. By the end of the quarter these operations were running more smoothly and we expect to see lower per boe costs for this area in the third quarter of 2008. The lower cost Greenbank properties acquired at the end of the third quarter of 2007 are helping to reduce the overall corporate per boe operating cost rate. Heavy oil operating costs of $15.29 per boe for the six months ended June 30, 2008 are up from year ago levels of $12.29 per boe due to higher fuel, sand disposal, trucking and workover costs. Transportation costs have increased primarily as a result of higher production levels. Overall operating costs per boe for the first half of 2008 are 7% above expected levels but should improve to $12.60 per boe with the absence of Saxon start-up costs.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Gross	$1,156	$900	28%	$2,411	$2,266	5%
Per boe (6:1)	$3.67	$4.86	(24)%	$4.23	$6.03	(30)%
Capitalized	$371	$370	0%	$823	$1,010	(18)%
Per boe (6:1)	$1.18	$2.00	(38)%	$1.45	$2.69	(46)%
Overhead recoveries	$20	Nil	N.A.	$30	Nil	N.A.
Per boe (6:!)	$0.06	Nil	N.A.	$0.05	Nil	N.A.
Net	$765	$530	45%	$1,558	$1,256	24%
Per boe (6:1)	$2.43	$2.86	(15)%	$2.73	$3.34	(18)%

G&A expenses in the second quarter and first half of 2008 were lower on a per boe basis but higher on an absolute basis compared to the same periods in 2007. Costs increased due to an overall higher operating cost environment and higher consulting costs associated with activity levels. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses for the remainder of the year are expected to fall on a per boe basis with growth in production.

Interest Expense

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Interest expense	$462	$235	97%	$849	$462	84%
Per boe (6:1)	$1.47	$1.27	16%	$1.49	$1.23	21%

Interest incurred is as a result of bank borrowings. Interest expense has increased in the second quarter and first half of 2008 compared to the same periods in 2007 due to higher debt levels associated with increased capital expenditures partially offset by lower interest rates.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
D&D expense	$7,335	$2,973	147%	$13,065	$5,952	120%
Per boe (6:1)	$23.34	$16.05	45%	$22.97	$15.85	45%
Accretion expense	63	35	80%	123	69	78%
Per boe (6:1)	$0.20	$0.19	5%	$0.22	$0.18	22%

The depletion and depreciation expense and boe rate for the second quarter and first half of 2008 is higher compared to the same periods in 2007 due to the higher cost reserve additions that occurred later in 2007, including the acquisition of Greenbank at the end of the third quarter 2007, and due to higher production levels.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the first half of 2008 by $306.4 as a result of accretion, drilling new wells, gas pipelines and infrastructure.

Taxes

The Company pays Saskatchewan resource capital taxes based on its production in the province. Rock does not have current income tax payable and does not expect to pay current income taxes in 2008 as the Company and its subsidiaries have estimated resource tax pools available at December 31, 2007 of $105.7 million.

Funds from Operations and Net Income (loss)

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Funds from Operations	$13,785	$3,536	290%	$21,325	$7,057	202%
Per boe (6:1)	$43.86	$19.09	130%	$37.48	$18.79	99%
Per share - basic	$0.53	$0.18	194%	$0.82	$0.36	128%
- diluted	$0.53	$0.18	194%	$0.82	$0.36	128%
Net Income/(loss)	$4,020	$(117)	N.A.	$5,240	$256	1,947%
Per boe (6:1)	$12.79	$(0.63)	N.A.	$9.21	$0.68	1,254%
Per share - basic	$0.16	$(0.01)	N.A.	$0.20	$0.01	1,900%
- diluted	$0.15	$(0.01)	N.A.	$0.20	$0.01	1,900%
Weighted average shares outstanding						
- basic	25,877,642	19,638,311	32%	25,877,642	19,637,819	32%
- diluted	26,068,022	19,660,050	32%	25,896,543	19,640,179	32%

Funds from operations for the periods ended June 30, 2008 more than tripled over the prior year periods due to higher production and product prices partially offset by higher royalties, operating costs and interest expense. As a result, net income increased in the same periods versus last year despite higher depletion charges and higher future income tax

expense. Basic shares outstanding increased 32% over the 2007 periods primarily due to the shares issued in conjunction with the Greenbank acquisition at the end of the third quarter of 2007.

Capital Expenditures

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Land	$1,784	$319	459%	$1,846	$1,199	54%
Seismic	275	419	(34)%	604	739	(18)%
Drilling and completion(1)	1,929	535	261%	7,772	5,573	39%
Facilities & GGS(1)	2,844	75	3,692%	12,496	107	11,579%
Capitalized G&A	371	370	0%	823	1,010	(19)%
Total operations	$7,203	$1,718	319%	$23,541	$8,628	173%
Property dispositions	(1,094)	14	(7,714)%	(1,094)	(9)	12,056%
Well site facilities inventory	213	289	(26)%	258	299	(14)%
Office equipment	23	531	(96)%	38	818	(95)%
Total	$6,345	$2,552	149%	$22,743	$9,736	134%

(1) Note items have been reclassified from drilling and completion costs to facilities and gas gathering systems (GGS) to better reflect spending categories.

Spending in the second quarter and first half of 2008 was higher than the same periods of 2007 primarily due to drilling, completion and tie-in activities in the West Central core area. The Company did not drill any wells in the second quarter of 2007. In the Plains core area Rock drilled 2 (2.0 net) heavy oil wells in the second quarter of 2008 with 100% success. These wells are part of the 14 (14.0 net) well heavy oil program which should be completed by the end of August 2008 with associated production to come on during the third and fourth quarters of 2008. In the West Central core area Rock began its 9 (3.0 net) well program at Elmworth where one well (30% working interest) and one well at Musreau (20% working interest) were spud in June and finished drilling in July 2008. Completion activities on these wells are occurring now and associated production will likely be tied in by early fourth quarter 2008. The Saxon gathering line, compression and dehydration facility project were completed in the second quarter with production coming on-stream in May 2008. Rock was successful at several land sales during the quarter adding acreage in the West Central core area primarily at Elmworth. Rock's capital budget for 2008 has been increased by $13 million to drill an additional 3 (3.0 net) heavy oil wells and 2 (2.0 net) gas wells in the fall in the Plains core area, an additional 4 (1.9 net) West Central core area wells, recompletions and facility optimizations and land and seismic acquisitions. During the second quarter the Company sold a non-core property for $1.1 million. Office equipment expenditures in the first half of 2007 relate mostly to leasehold improvements for the Company's new office space.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year at approximately $33 million and funds from operations of approximately $27 million with the difference to be funded through available bank debt. The Company has negative working capital (including draws under its operating loan facility) of approximately $30.5 million at the end of the second quarter of 2008. Subsequent to the end of the second quarter the Company's bank operating line was increased from $38 million to $51 million through the facility described below. In addition the Company had a $6 million development/acquisition bank facility available at the end of the quarter which was undrawn but at Rock's request the facility was cancelled subsequent to the quarter end. The Company's debt to second quarter 2008 annualized funds from operations ratio was 0.6 to 1. This ratio has fallen from 1.3 to 1 for the first quarter of 2008 primarily due to funds from operations being 56% ($4.9 million) higher than expected levels in the second quarter of 2008. The Company will continue to monitor capital, debt and cash levels and make adjustments in order to maintain a projected debt to funds from operations level of 1.5 to 1 or less.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by October 1, 2008. As at August 12, 2008 approximately $29.6 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 06/30/08 (unaudited)	3 Months Ended 03/31/08 (unaudited)	3 Months Ended 12/31/07 (unaudited)	3 Months Ended 09/30/07 (unaudited)	3 Months Ended 06/30/07 (unaudited)	3 Months Ended 03/31/07 (unaudited)	3 Months Ended 12/31/06 (unaudited)	3 Months Ended 09/30/06 (unaudited)
Production (boe/d)	3,454	2,798	2,672	1,965	2,036	2,114	2,004	1,613
Oil and gas revenues	$24,756	$15,294	$11,124	$8,106	$8,279	$8,533	$7,535	$7,023
Price realizations ($/boe)	$78.80	$60.06	$45.26	$44.85	$44.66	$44.84	$40.73	$47.30
Royalties ($/boe)	$16.53	$13.11	$8.21	$9.18	$9.23	$8.66	$7.88	$5.27
Operating expense ($/boe)	$14.26	$12.48	$12.28	$12.38	$12.10	$12.75	$13.63	$13.13
Field netback ($/boe)	$48.01	$34.47	$24.77	$23.29	$23.33	$23.43	$19.22	$28.90
Net G&A expense	$765	$793	$955	$528	$530	$726	$690	$477
Stock-based compensation	$315	$292	$216	$207	$241	$267	$295	$308
Funds from operations	$13,785	$7,540	$4,735	$3,397	$3,536	$3,521	$2,644	$3,791
Per share								
- basic	$0.53	$0.29	$0.18	$0.17	$0.18	$0.18	$0.13	$0.19
- diluted	$0.53	$0.29	$0.18	$0.17	$0.18	$0.18	$0.13	$0.19
Net income/(loss)	$4,020	$1,220	$290	$15	$(117)	$373	$(119)	$891
Per share								
- basic	$0.16	$0.05	$0.01	$0.00	$(0.01)	$0.02	$(0.01)	$0.05
- diluted	$0.15	$0.05	$0.01	$0.00	$(0.01)	$0.02	$(0.01)	$0.05
Capital expenditures	$6,345	$16,398	$7,488	$8,367	$2,552	$7,184	$6,223	$12,520
Working capital	$(30,528)	$(37,933)	$(29,072)	$(26,589)	$(15,268)	$(16,242)	$(12,580)	$(8,990)

Production has grown 76% since the third quarter of 2007 due to the Greenbank acquisition which was completed at the end of the third quarter of 2007 and then from successful operations primarily in the West Central core area where new production was brought on stream in the first and second quarters of 2008 at Saxon, Musreau, Kakwa, Chicken, Tony Creek and Elmworth. Stronger commodity prices have driven product realizations up 76% over the same time period. Royalties per boe have increased with the price, but as a percentage of revenue are approximately at the same level when compared to the three preceding quarters. Operating costs per boe in the second quarter of 2008 have increased about 15% over the $12.25 to $12.50 per boe band experienced over the last three quarters as start up costs at Saxon have more than offset lower costs from the Elmworth properties. Funds from operations have continued to grow every quarter over the last four quarters and have more than quadrupled from the third quarter of 2007 driven by higher prices and production increases. Net income has continued to improve in the second quarter based on improved funds from operations, partially offset by higher depletion rates and future tax expense. Capital expenditures in the second quarter were about half of the first quarter levels as winter access only activities slowed down as spring break-up began curtailing activity and the Company sold non-core properties for about $1.1 million. Negative working capital also decreased as capital expenditures were less than funds from operations in the second quarter.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2008 and the next five years are as follows:

	2008	2009	2010	2011	2012
Office lease premises	$414	$828	$828	$828	$552
Processing agreements	217	360	288	238	159
Demand bank loan	$32,931	-	-	-	-

Outstanding Share Data

At the date of this report there are 25,877,642 common shares outstanding and 2,382,227 options to purchase common shares outstanding.

Future Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") proposes to implement International Financial Reporting Standards ("IFRS") as part of Canadian GAAP. The adoption of IFRS in Canada will result in significant changes to current Canadian GAAP and to financial reporting practices followed by Rock. IFRS accounting standards are scheduled to be implemented for years beginning after December 31, 2010. Rock will be required to adopt the standard for the year beginning January 1, 2011. Currently, the application of IFRS in Canada and particularly to the oil and gas industry requires further clarification and as a result the effect of IFRS adoption on the Company's accounting policies and reporting standards and practices is not presently determinable. The Company is currently in the process of researching and developing an implementation strategy to adopt IFRS.

The CICA in February 2008 issued CICA Handbook section 3064, Goodwill and Intangible Assets, and amended section 1000, Financial Statement Concepts, clarifying the criteria for recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard will be effective for Rock beginning January 1, 2009.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management reported on its disclosure controls and procedures and the design of its internal controls over financial reporting in the year end 2007 MD&A. There has been no material change to the Company's disclosure controls or procedures or to the design of internal controls over financial reporting since that time. It should be noted that the Chief Executive Officer and Chief Financial Officer believe the internal controls, including compensating controls to overcome the lack of certain segregation of duties and the utilization of outside advice to assist with complex taxation, accounting and reporting issues and new accounting pronouncements to overcome limited in-house expertise on these matters, are designed appropriately given the nature and size of the Company's operations. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that objectives of the control systems are met.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control, as are all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights); reservoir production performance; marketing; production; hiring and retaining employees; and accessing contract services on a cost-effective basis. Rock attempts to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition the Company outsources certain activities to be able to lever industry expertise, without having the burden of hiring full-time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain engineering and land functions. Rock is attempting to acquire existing oil and gas operations; however Rock will be competing against many other companies for such operations, many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the competitive nature of the industry, but Rock will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US dollar exchange rate and interest rates, all of which are largely beyond the Company's control. Currently Rock has not used any financial instruments to mitigate these risks. The Company would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has a debt facility in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. It intends to use prudent levels of debt to fund capital programs based on the expected operating environment. It also intends to access equity markets to fund opportunities; however, the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third-party consultants to help develop and manage thes programs and help Rock comply with current environmental legislation. Increased public and political concern regarding climate change issues will likely result in increased regulation regarding emissions standards. Given that the Company produces hydrocarbons, such regulation could cause Rock to alter the way it operates and also result in additional costs and taxes associated with climate change regulation which could have a material effect on the Company.

Environmental Regulation and Risk

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and gas operations, including those of the Company.

On January 24, 2008, the Alberta Government announced its plan to reduce projected emissions in the province by 50% by 2050. This will result in real reductions of 14% below 2005 levels. The Alberta Government stated it would form a government-industry council to determine a go-forward plan for implementing technologies, which will significantly reduce greenhouse gas emissions by capturing air emissions from industrial sources and locking them permanently underground in deep rock formations (carbon capture). In addition, the plan calls for energy conservation by individuals and for increased investment in clean energy technologies and incentives for expanding the use of renewable and alternative energy sources such as bioenergy, wind, solar, hydrogen, and geothermal. Initiatives under this theme will account for 18% of Alberta's reductions.

On January 31, 2008, the Government of Canada and the Province of Alberta released the final report of the Canada-Alberta ecoENERGY Carbon Capture and Storage Task Force, which recommends among others: (i) incorporating carbon capture and storage into Canada's clean air regulations; (ii) allocating new funding into projects through competitive process; and (iii) targeting research to lower the cost of technology.

On March 10, 2008, the Government of Canada released "Turning the Corner – Taking Action to Fight Climate Change" which provides some additional guidance with respect to the Government of Canada's plan to reduce greenhouse gas emissions by 20% by 2020 and by 60% to 70% by 2050. The updated action plan is primarily directed towards industrial emissions from certain specified industries including the oil sands, oil and gas, and refining industries. The updated action plan is intended to force industry to reduce greenhouse gas emissions and to create a carbon emissions trading market, including an offset system, to provide incentive to reduce greenhouse gas emission and establish a market price for carbon. The updated action plan provides for: (i) mandatory reductions of 18% from the 2006 baseline starting in 2010 and by an addition 2% in subsequent years for existing facilities; (ii) new facilities built between 2004 and 2011 will have mandatory emissions standards based upon clean fuel standards (gas) with a 2% reduction below the third years intensity levels; and (iii) oil sands plants built in 2012 and later which use heavier hydrocarbons and upgraders and in situ production will have mandatory standards in 2018 based carbon capture and storage or other green technologies intensity. For the upstream oil and gas industry, the updated action plan also provides for a company threshold of 10,000 boe per day and facility threshold of 3,000 tonnes of C02.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition

New Alberta Royalty Regime

On October 25, 2007, the Alberta Government released *The New Royalty Framework* ("NRF") which summarizes the government's decision on Alberta's new royalty regime pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane. The new royalty regime will take effect on January 1, 2009. On April 10, 2008 the Alberta Government released a new "deep resource program" and further clarifications to the NRF to help mitigate the unintended consequences of the NRF. The deep resource program provides royalty credits for oil and gas wells drilled over certain depths. Other clarifications include the expansion of oil par prices from two to four with the additional par prices applying to heavier grades of oil. The Company has reviewed the modifications proposed by the Government of Alberta to its royalty regime including the new deep resource program and clarifications, and is continuing to assess the impact of the new royalty regime on its operations as additional implementation guidelines are

expected. While the Company cannot determine the full potential impact of these changes to the royalty rate on its operations at this time, Rock does not expect the April 10, 2008 announcement to materially change its previous disclosure regarding the impact of the NRF on the Company. As a cautionary note, the NRF is very sensitive to well productivity and commodity prices and while it does contain a deep gas royalty program the Company's high impact gas plays in the West Central core area may be negatively impacted if successful as higher royalty rates for these prospects are expected. Since commodity prices have generally strengthened since year end 2007 reporting the Company has run a number of commodity price scenarios against its internally updated reserve report utilizing third party evaluation software that contains their interpretation of how the NRF will be applied. One scenario applies the Company's current commodity projections for the remainder of 2008 to 2009 (WTI = $US115 per barrel, AECO = $8.00 per mcf) which results in an overall 2009 royalty rate of approximately 30% compared to the current projected rate of 23%. Another scenario utilizes the GLJ Petroleum Consultants July 1, 2008 forecast price deck (2009 WTI = US$125 per barrel, AECO = $10.05 per mcf) which results in an overall 2009 royalty rate of approximately 35%. The Company continues to review its current inventory of prospects to assess the impact of the NRF on future drilling plans.

ROCK ENERGY INC.

Interim Consolidated Balance Sheets

June 30, 2008 and December 31, 2007
(unaudited)

(all amounts in '000)	June 30, 2008	December 31, 2007
Assets		
Current Assets:		
Accounts receivable	**$13,081**	$8,473
Prepaids and deposits	**1,217**	1,383
	14,298	9,856
Property, plant and equipment (note 3)	**124,740**	114,891
Goodwill	**5,748**	5,748
	$144,786	$130,495
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$11,895**	$11,523
Bank debt (note 7)	**32,931**	27,405
	44,826	38,928
Future tax liability	**4,000**	1,533
Asset retirement obligation (note 8)	**4,013**	3,840
Shareholders' Equity:		
Share capital (note 5)	**81,513**	81,600
Contributed surplus (note 5)	**3,121**	2,521
Retained earnings	**7,313**	2,073
	91,947	86,194
	$144,786	$130,495

Subsequent event (note 7)
Commitments (note 10)
See accompanying notes to unaudited interim consolidated financial statements.

Approved by the Board:

signed "James K. Wilson" signed "Allen J. Bey"

James K. Wilson, Director

Allen J. Bey, Director

ROCK ENERGY INC.

Interim Consolidated Statements of Income, Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended June 30, 2008**	Three months ended June 30, 2007	**Six months ended June 30, 2008**	Six months ended June 30, 2007
Revenues				
Oil and gas revenue	**$24,756**	$8,279	**$40,050**	$16,812
Royalties	**(5,195)**	(1,710)	**(8,532)**	(3,358)
Other income	**18**	24	**48**	49
	19,579	6,593	**31,566**	13,503
Expenses:				
Operating	**4,480**	2,242	**7,659**	4,668
General and administrative	**765**	530	**1,558**	1,256
Interest	**462**	235	**849**	462
Stock based compensation (note 6)	**315**	241	**607**	508
Depletion, depreciation and accretion	**7,399**	3,008	**13,188**	6,021
	13,421	6,256	**23,861**	12,915
Income before income taxes	**6,158**	337	**7,705**	588
Taxes				
Provincial capital tax	**65**	50	**85**	60
Future income taxes (note 9)	**2,073**	404	**2,380**	272
Net income (loss) and comprehensive income for the period	**4,020**	(117)	**5,240**	256
Retained earnings, beginning of period	**3,293**	1,885	**2,073**	1,512
Retained earnings, end of period	**$7,313**	$1,768	**$7,313**	$1,768
Earnings per share (note 5)				
Basic	**$0.16**	$(0.01)	**$0.20**	$0.01
Diluted	**$0.15**	$(0.01)	**$0.20**	$0.01

See accompanying notes to unaudited interim consolidated financial statements.

ROCK ENERGY INC.

Interim Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended June 30, 2008**	Three months ended June 30, 2007	**Six months ended June 30, 2008**	Six months ended June 30, 2007
Cash provided by (used in):				
Operating:				
Net income (loss) for the period	**$4,020**	$(117)	**$5,240**	$256
Asset retirement expenditures	**(22)**	-	**(90)**	-
Add: Non-cash items:				
Depletion, depreciation and accretion	**7,399**	3,008	**13,188**	6,021
Stock-based compensation	**315**	241	**607**	508
Future income taxes	**2,073**	404	**2,380**	272
	13,785	3,536	**21,325**	7,057
Changes in non-cash working capital	**(2,823)**	65	**(3,378)**	(1,879)
	10,962	3,601	**17,947**	5,178
Financing:				
Issuance of common shares	**-**	41		41
Repurchase of stock options	**(7)**	(51)	**(7)**	(51)
Bank debt	**2,093**	538	**5,526**	4,776
	2,086	528	**5,519**	4,766
Investing:				
Property, plant and equipment	**(7,439)**	(2,552)	**(23,837)**	(9,736)
Disposition of property, plant and equipment	**1,094**	-	**1,094**	-
Changes in non-cash working capital	**(6,703)**	(1,653)	**(723)**	(208)
	(13,048)	(4,205)	**(23,466)**	(9,944)
Change in cash	**-**	(76)	**-**	-
Cash, beginning of period	**-**	76	**-**	-
Cash, end of period	**$-**	$-	**$-**	$-
Interest and cash taxes paid and received:				
Interest paid	**$462**	$235	**$849**	$462
Provincial capital taxes paid	**$45**	$95	**$65**	$105

See accompanying notes to unaudited interim consolidated financial statements.

For the Period Ended June 30, 2008 (all amounts in '000 except per share amounts)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended December 31, 2007 except as disclosed in note 1 below. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2007. Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates.

1. Changes in Accounting Policies

Capital Disclosures:

On January 1, 2008, the Company adopted the new standards for Capital Disclosures requiring disclosures regarding an entity's objectives, policies, and processes for managing capital. These disclosures include a description of what the Company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company's management of capital, whether the requirements have been complied with, or consequences of non-compliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative data about capital and whether the Company has complied with all capital requirements are also required (see note 11).

Financial Instruments – Disclosures and Presentation:

On January 1, 2008, the Company adopted the new standards relating to "Financial Instruments – Disclosures" and "Financial Instruments – Presentation", which replaced the previous standard "Financial Instruments – Disclosure and Presentation". The new disclosure standard outlines the disclosure requirements for financial instruments and non-financial derivatives. The guidance prescribes an increased importance on risk disclosures associated with recognized and unrecognized financial instruments and how such risks are managed. Specifically, it requires disclosure of the significance of financial instruments for a company's financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments.
The new presentation standard requirements are relatively unchanged from the previous presentation requirements.

2. Acquisition of Greenbank Energy Ltd.

On September 28, 2007 the Company acquired a private company for cash and shares of the Company. The acquisition has been accounted for using the purchase method and the results of operations for the transaction are included in the financial statements as of the fourth quarter 2007.

The purchase price equation is as follows:

Property, plant and equipment	$28,127
Bank debt	(5,537)
Working capital deficiency	(330)
Asset retirement obligation	(761)
Future income tax asset	2,963
	$24,462
Consideration paid:	
Cash from private placement	$12,144
Common shares (3,143,167 issued)	11,818
Transaction costs funded by working capital	500
	$24,462

The preliminary purchase price allocations were based on certain estimates such as fair values of the assets and liabilities as of the closing date. The items to be finalized in the purchase price allocation relate to working capital deficiency and transactions costs.

3. Property, Plant and Equipment

	June 30, 2008	December 31, 2007
Petroleum and gas properties	$173,284	$150,408
Other assets	1,392	1,354
	174,676	151,762
Accumulated depletion and depreciation	(49,936)	(36,871)
	$124,740	$114,891

At June 30, 2008, the depletable base for the petroleum and gas properties included $8,863 (December 31, 2007 - $14,404) of future development costs and excluded $12,361 (December 31, 2007 – $13,380) of unproved property costs.

During the six months ended June 30, 2008, $823 (June 30, 2007 – $1,010) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

4. Risk Management and Financial Instruments:

Commodity Price Risk:

Due to the volatile nature of commodity prices the Company is potentially exposed to adverse consequences if commodity prices decline. However, if commodity prices are hedged potential upside gains may also be forfeited. As of June 30, 2008 the Company did not have any commodity price contracts. A $1.00 per barrel change in the price the Company would have received for its oil and natural gas liquids production is estimated to result in a $152 change in second quarter 2008 revenue. A $0.25 per mcf change in the price the Company would have received for its gas production is estimated to result in a $243 change in second quarter 2008 revenue.

Foreign Currency Exchange Rrisk:

The Company is exposed to foreign currency fluctuations as crude oil and gas prices received are referenced in U.S. dollar denominated prices. As of June 30, 2008 the Company did not have any foreign currency exchange contracts in place. A $0.01 change in the Canadian US dollar exchange rate is estimated to result in a $277 change in second quarter 2008 revenue.

Credit Risk:

Substantially all of the accounts receivable are with customers, joint venture partners and oil and gas marketers and are subject to normal industry credit risks. Receivables from customers and joint venture partners are generally collected within one to three months. The Company attempts to mitigate this risk by entering into transactions with long-standing and reputable organizations and by obtaining partner approval of significant capital expenditures and payment of cash advances wherever possible. Further risk exists with joint venture partners as disagreements occasionally arise and may increase the potential for non-collection. Currently, there is no indication that amounts are non-collectable thus, an allowance has not been set up. Receivables related to oil and gas marketers are normally collected on the 25th day of the month following production. To mitigate the risk on these receivables the Company will predominately establish relationships with large marketers who have strong credit ratings and solid reputations. Historically, the Company has not experienced any issues in collecting from its oil and gas marketers. As at June 30, 2008 the Company's receivables consisted of $2,937 (December 31, 2007 - $4,132) from joint venture partners, $8,679 (December 31, 2007 - $3,228) from oil and gas marketers, and $1,465 (December 31, 2007 - $1,113) of other trade receivables.

Fair Value of Financial Instruments:

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The fair values of the financial assets and liabilities included in the balance sheet approximate their carrying amounts.

Interest Rate Risk:

The Company is exposed to interest rate risk to the extent that bank debt is at a floating or short term rate of interest. The Company does not have any financial or interest rate contracts in place as of June 30, 2008. A 1% change to the floating or short term interest rates is estimated to result in a $84 change in second quarter 2008 interest expense.

5. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value of which none have been issued.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2006	19,637,321	$57,326
Issued for flow-through shares (i)	10,007	42
Issued in private placement	2,998,623	12,144
Issued for property acquisitions	3,143,167	11,818
Issued for flow-through shares (ii)	88,524	270
Issued and outstanding on December 31, 2007	25,877,642	81,600
Future tax effect of flow-through share renouncements (ii)	-	(87)
Issued and outstanding on June 30, 2008	25,877,642	$81,513

(i) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company.

(ii) The Company issued flow-through shares to new management appointees. By February 29, 2008 all of the renouncements were made.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average common shares outstanding for the following periods were:

- Three months ended June 30, 2008: 25,877,642 (June 30, 2007 - 19,638,311) and
- Six months ended June 30, 2008: 25,877,642 (June 30, 2007 - 19,637,819).

In computing the diluted per share amount for the three and six month periods ended June 30, 2008 the following shares were added to the weighted average number of common shares outstanding for the dilutive effect of employee stock options:

- Three months ended June 30, 2008: 190,380 (June 30, 2007 - 21,739) and
- Six months ended June 30, 2008: 18,901 (June 30, 2007 - 2,360).

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at June 30, 2008.

	Number of Options	Weighted Average Exercise Price
December 31, 2006	1,767,277	$4.19
Granted	1,258,366	$2.79
Exercised	(82,485)[1]	$3.49
Forfeited	(286,890)	$4.23
Expired	(348,446)	$4.36
December 31, 2007	2,307,822	$3.42
Granted	235,532	$3.02
Exercised	(12,333)[1]	$3.71
Forfeited	(70,000)	$3.34
Expired	(157,794)	$4.04
June 30, 2008	2,303,227	$3.34

(1) Options were put back to the Company for the in-the-money gain.

	Outstanding Options			Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
$2.43 - $3.41	1,760,276	$2.88	2.2	80,004	$3.15
$3.78 - $5.11	542,951	$4.85	0.7	332,952	$4.81
	2,303,227	$3.34	1.8	412,956	$4.49

Contributed Surplus:

The contributed surplus as at June 30, 2008 of $3,121 (December 31, 2007 - $2,521) increased $600 (June 30, 2007 - $508) for stock based compensation charges for the six month period ended June 30, 2008.

6. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of 235,532 common share options granted during the six months ended June 30, 2008 was estimated to be $331. The fair value of these common share options as at the grant date is determined using the Black-Scholes option pricing model with the following assumptions.

Risk free interest rate:	5.25%	Expected volatility:	65%
Expected life:	3 year average	Expected dividend yield:	0%

7. Bank Debt

The Company has a demand operating credit facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at June 30, 2008 is $38 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. Subsequent to the quarter end the limit under the facility was raised to $51 million and the next interim review for the facility is to be completed by October 1, 2008.

At June 30, 2008 the Company had a $6 million development and acquisition facility which may have been used to develop discovered reserves or acquire reserves. The facility was secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bore interest at the bank's prime rate plus an applicable bank fee. The facility also bore a drawdown charge and a standby charge for un-drawn amounts. Subsequent to the quarter-end this facility was cancelled at the Company's request.

8. Asset Retirement Obligation

The asset retirement obligation results from net ownership interests in petroleum and gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at June 30, 2008 at approximately $7,064 (December 31, 2007 - $6,474). A credit adjusted risk free rate of 8% (June 30, 2007 – 8%) and an inflation rate of 1.5% (June 30, 2007 – 1.5%) were used to calculate the fair value of the asset retirement obligation. These obligations are expected to be incurred from the current year through to 2028 and are expected to be funded through general corporate funds at the time of retirement.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	Six months ended June 30, 2008	Year ended December 31, 2007
Opening balance	$3,840	$2,094
Liabilities incurred/acquired during period	183	1,592
Accretion	123	154
Dispositions and change in estimate	(43)	-
Actual retirement costs	(90)	-
Closing balance	$4,013	$3,840

9. Income Taxes

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 30.0% (June 30, 2007: 32.50%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	Six months ended June 30, 2008	Six months ended June 30, 2007
Income before income taxes	$7,705	$588
Statutory income tax rate	30.0%	32.50%
Expected income taxes	2,312	191
Add (deduct):		
Stock-based compensation	182	165
Future change in Rate	(251)	(292)
Other	137	208
Future income taxes	$2,380	$272

10. Commitments

The Company has the following obligations with fixed terms:

	2008	2009	2010	2011	2012
Office lease premises	$414	$828	$828	$828	$552
Processing arrangements	$217	$360	$288	$238	$159

11. Capital Disclosures

In order to continue the Company's future exploration and development program, the Company must maintain a strong capital base. A strong capital base results in increased market confidence, an essential factor in maintain existing shareholders and in attracting new investors. The Company's commitment is to establish and maintain a strong capital base to enable the Company to access the equity and debt markets when deemed advisable. In order to maintain a strong capital base, the Company continually monitors the risk reward profile of its exploration and development projects and the economic indicators in the market including commodity prices, interest rates and foreign exchange rates. It then determines increases or decreases to its capital budget.

The Company considers shareholders equity, bank debt and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, through bank borrowings, that are based on reserves, and by building cash reserves by reducing its capital expenditure program.

The Company monitors its capital based primarily on its debt to annualized funds flow ratio. Debt includes bank debt plus or minus working capital. Annualized funds flow is calculated as funds flow from operations before changes in non-cash working capital from the Company's most recent quarter multiplied by four. The Company's strategy is to maintain this ratio at less than 1.5:1. This ratio may increase on a cyclical basis depending on the timing and nature of the Company's activities. To facilitate the management and control of this ratio, the Company prepares an annual operating and capital expenditure budget. The budget is updated when critical factors change. These factors include economic factors such as the state of equity markets, changes to commodity prices, interest rates and foreign exchange rates and non economic factors such as the Company's drilling results and its production profile. The Company's board of directors approves the budget and changes thereto.

At June 30, 2008, the Company's debt to funds flow ratio was 0.6:1 falling from 1.3:1 at the end of the first quarter of 2008. The ratio is generally higher at the end of the first quarter as it tends to be a high capital expenditure quarter compared to the second quarter. The increased activity level results in the Company carrying a higher debt load at the end of a first quarter. The production additions from the first quarter program are expected to contribute to increase funds flow, subject to prevailing commodity prices. Third quarter capital activities tend to increase as summer drilling programs begin after post spring breakup, and may increase overall debt levels depending on actual funds flow.

The Company's share capital is not subject to external restrictions but the Company does have financial covenants in regards to its operating bank facility. The facility requires that the Company maintain a working capital ratio of not less than 1:1. The calculation allows for the unused portion of the credit facility to be added to current assets and deduction of the current portion of bank debt from the current liabilities. The Company would be considered in breach of its agreement if the working capital ratio was not maintained, unless consented to by the lender.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380
or
Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

File No. 82-34785

ROCK ENERGY INC.

Interim Consolidated Balance Sheets

June 30, 2008 and December 31, 2007
(unaudited)

(all amounts in '000)	June 30, 2008	December 31, 2007
Assets		
Current Assets:		
Accounts receivable	**$13,081**	$8,473
Prepaids and deposits	**1,217**	1,383
	14,298	9,856
Property, plant and equipment (note 3)	**124,740**	114,891
Goodwill	**5,748**	5,748
	$144,786	$130,495
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$11,895**	$11,523
Bank debt (note 7)	**32,931**	27,405
	44,826	38,928
Future tax liability	**4,000**	1,533
Asset retirement obligation (note 8)	**4,013**	3,840
Shareholders' Equity:		
Share capital (note 5)	**81,513**	81,600
Contributed surplus (note 5)	**3,121**	2,521
Retained earnings	**7,313**	2,073
	91,947	86,194
	$144,786	$130,495

Subsequent event (note 7)
Commitments (note 10)
See accompanying notes to unaudited interim consolidated financial statements.

Approved by the Board:

signed "James K. Wilson" signed "Allen J. Bey"

James K. Wilson — Director
Allen J. Bey — Director

ROCK ENERGY INC.

Interim Consolidated Statements of Income, Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended June 30, 2008**	Three months ended June 30, 2007	**Six months ended June 30, 2008**	Six months ended June 30, 2007
Revenues				
Oil and gas revenue	**$24,756**	$8,279	**$40,050**	$16,812
Royalties	**(5,195)**	(1,710)	**(8,532)**	(3,358)
Other income	**18**	24	**48**	49
	19,579	6,593	**31,566**	13,503
Expenses:				
Operating	**4,480**	2,242	**7,659**	4,668
General and administrative	**765**	530	**1,558**	1,256
Interest	**462**	235	**849**	462
Stock based compensation (note 6)	**315**	241	**607**	508
Depletion, depreciation and accretion	**7,399**	3,008	**13,188**	6,021
	13,421	6,256	**23,861**	12,915
Income before income taxes	**6,158**	337	**7,705**	588
Taxes				
Provincial capital tax	**65**	50	**85**	60
Future income taxes (note 9)	**2,073**	404	**2,380**	272
Net income (loss) and comprehensive income for the period	**4,020**	(117)	**5,240**	256
Retained earnings, beginning of period	**3,293**	1,885	**2,073**	1,512
Retained earnings, end of period	**$7,313**	$1,768	**$7,313**	$1,768
Earnings per share (note 5)				
Basic	**$0.16**	$(0.01)	**$0.20**	$0.01
Diluted	**$0.15**	$(0.01)	**$0.20**	$0.01

See accompanying notes to unaudited interim consolidated financial statements.

ROCK ENERGY INC.

Interim Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended June 30, 2008**	Three months ended June 30, 2007	**Six months ended June 30, 2008**	Six months ended June 30, 2007
Cash provided by (used in):				
Operating:				
Net income (loss) for the period	**$4,020**	$(117)	**$5,240**	$256
Asset retirement expenditures	**(22)**	-	**(90)**	-
Add: Non-cash items:				
Depletion, depreciation and accretion	**7,399**	3,008	**13,188**	6,021
Stock-based compensation	**315**	241	**607**	508
Future income taxes	**2,073**	404	**2,380**	272
	13,785	3,536	**21,325**	7,057
Changes in non-cash working capital	**(2,823)**	65	**(3,378)**	(1,879)
	10,962	3,601	**17,947**	5,178
Financing:				
Issuance of common shares	**-**	41		41
Repurchase of stock options	**(7)**	(51)	**(7)**	(51)
Bank debt	**2,093**	538	**5,526**	4,776
	2,086	528	**5,519**	4,766
Investing:				
Property, plant and equipment	**(7,439)**	(2,552)	**(23,837)**	(9,736)
Disposition of property, plant and equipment	**1,094**	-	**1,094**	-
Changes in non-cash working capital	**(6,703)**	(1,653)	**(723)**	(208)
	(13,048)	(4,205)	**(23,466)**	(9,944)
Change in cash	**-**	(76)	**-**	-
Cash, beginning of period	**-**	76	**-**	-
Cash, end of period	**$-**	$-	**$-**	$-
Interest and cash taxes paid and received:				
Interest paid	**$462**	$235	**$849**	$462
Provincial capital taxes paid	**$45**	$95	**$65**	$105

See accompanying notes to unaudited interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements
For the Period Ended June 30, 2008 (all amounts in '000 except per share amounts)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended December 31, 2007 except as disclosed in note 1 below. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2007. Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates.

1. Changes in Accounting Policies

Capital Disclosures:

On January 1, 2008, the Company adopted the new standards for Capital Disclosures requiring disclosures regarding an entity's objectives, policies, and processes for managing capital. These disclosures include a description of what the Company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company's management of capital, whether the requirements have been complied with, or consequences of non-compliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative data about capital and whether the Company has complied with all capital requirements are also required (see note 11).

Financial Instruments – Disclosures and Presentation:

On January 1, 2008, the Company adopted the new standards relating to "Financial Instruments – Disclosures" and "Financial Instruments – Presentation", which replaced the previous standard "Financial Instruments – Disclosure and Presentation". The new disclosure standard outlines the disclosure requirements for financial instruments and non-financial derivatives. The guidance prescribes an increased importance on risk disclosures associated with recognized and unrecognized financial instruments and how such risks are managed. Specifically, it requires disclosure of the significance of financial instruments for a company's financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments.
The new presentation standard requirements are relatively unchanged from the previous presentation requirements.

2. Acquisition of Greenbank Energy Ltd.

On September 28, 2007 the Company acquired a private company for cash and shares of the Company. The acquisition has been accounted for using the purchase method and the results of operations for the transaction are included in the financial statements as of the fourth quarter 2007.

The purchase price equation is as follows:

Property, plant and equipment	$28,127
Bank debt	(5,537)
Working capital deficiency	(330)
Asset retirement obligation	(761)
Future income tax asset	2,963
	$24,462
Consideration paid:	
Cash from private placement	$12,144
Common shares (3,143,167 issued)	11,818
Transaction costs funded by working capital	500

	$24,462

The preliminary purchase price allocations were based on certain estimates such as fair values of the assets and liabilities as of the closing date. The items to be finalized in the purchase price allocation relate to working capital deficiency and transactions costs.

3. Property, Plant and Equipment

	June 30, 2008	December 31, 2007
Petroleum and gas properties	$173,284	$150,408
Other assets	1,392	1,354
	174,676	151,762
Accumulated depletion and depreciation	(49,936)	(36,871)
	$124,740	$114,891

At June 30, 2008, the depletable base for the petroleum and gas properties included $8,863 (December 31, 2007 - $14,404) of future development costs and excluded $12,361 (December 31, 2007 – $13,380) of unproved property costs.

During the six months ended June 30, 2008, $823 (June 30, 2007 – $1,010) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

4. Risk Management and Financial Instruments:

Commodity Price Risk:

Due to the volatile nature of commodity prices the Company is potentially exposed to adverse consequences if commodity prices decline. However, if commodity prices are hedged potential upside gains may also be forfeited. As of June 30, 2008 the Company did not have any commodity price contracts. A $1.00 per barrel change in the price the Company would have received for its oil and natural gas liquids production is estimated to result in a $152 change in second quarter 2008 revenue. A $0.25 per mcf change in the price the Company would have received for its gas production is estimated to result in a $243 change in second quarter 2008 revenue.

Foreign Currency Exchange Rrisk:

The Company is exposed to foreign currency fluctuations as crude oil and gas prices received are referenced in U.S. dollar denominated prices. As of June 30, 2008 the Company did not have any foreign currency exchange contracts in place. A $0.01 change in the Canadian US dollar exchange rate is estimated to result in a $277 change in second quarter 2008 revenue.

Credit Risk:

Substantially all of the accounts receivable are with customers, joint venture partners and oil and gas marketers and are subject to normal industry credit risks. Receivables from customers and joint venture partners are generally collected within one to three months. The Company attempts to mitigate this risk by entering into transactions with long-standing and reputable organizations and by obtaining partner approval of significant capital expenditures and payment of cash advances wherever possible. Further risk exists with joint venture partners as disagreements occasionally arise and may increase the potential for non-collection. Currently, there is no indication that amounts are non-collectable thus, an allowance has not been set up. Receivables related to oil and gas marketers are normally collected on the 25th day of the month following production. To mitigate the risk on these receivables the Company will predominately establish relationships with large marketers who have strong credit ratings and solid reputations. Historically, the Company has not experienced any issues in collecting from its oil and gas marketers. As at June 30, 2008 the Company's receivables consisted of $2,937 (December 31, 2007 - $4,132) from joint venture partners, $8,679 (December 31, 2007 - $3,228) from oil and gas marketers, and $1,465 (December 31, 2007 - $1,113) of other trade receivables.

Fair Value of Financial Instruments:

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The fair values of the financial assets and liabilities included in the balance sheet approximate their carrying amounts.

Interest Rate Risk:

The Company is exposed to interest rate risk to the extent that bank debt is at a floating or short term rate of interest. The Company does not have any financial or interest rate contracts in place as of June 30, 2008. A 1% change to the floating or short term interest rates is estimated to result in a $84 change in second quarter 2008 interest expense.

5. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value of which none have been issued.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2006	19,637,321	$57,326
Issued for flow-through shares (i)	10,007	42
Issued in private placement	2,998,623	12,144
Issued for property acquisitions	3,143,167	11,818
Issued for flow-through shares (ii)	88,524	270
Issued and outstanding on December 31, 2007	25,877,642	81,600
Future tax effect of flow-through share renouncements (ii)	-	(87)
Issued and outstanding on June 30, 2008	25,877,642	$81,513

(i) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company.

(ii) The Company issued flow-through shares to new management appointees. By February 29, 2008 all of the renouncements were made.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average common shares outstanding for the following periods were:

- Three months ended June 30, 2008: 25,877,642 (June 30, 2007 - 19,638,311) and
- Six months ended June 30, 2008: 25,877,642 (June 30, 2007 - 19,637,819).

In computing the diluted per share amount for the three and six month periods ended June 30, 2008 the following shares were added to the weighted average number of common shares outstanding for the dilutive effect of employee stock options:

- Three months ended June 30, 2008: 190,380 (June 30, 2007 - 21,739) and
- Six months ended June 30, 2008: 18,901 (June 30, 2007 - 2,360).

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options

granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at June 30, 2008.

	Number of Options	Weighted Average Exercise Price
December 31, 2006	1,767,277	$4.19
Granted	1,258,366	$2.79
Exercised	(82,485)[1]	$3.49
Forfeited	(286,890)	$4.23
Expired	(348,446)	$4.36
December 31, 2007	2,307,822	$3.42
Granted	235,532	$3.02
Exercised	(12,333)[1]	$3.71
Forfeited	(70,000)	$3.34
Expired	(157,794)	$4.04
June 30, 2008	2,303,227	$3.34

(1) Options were put back to the Company for the in-the-money gain.

	Outstanding Options			Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
$2.43 - $3.41	1,760,276	$2.88	2.2	80,004	$3.15
$3.78 - $5.11	542,951	$4.85	0.7	332,952	$4.81
	2,303,227	$3.34	1.8	412,956	$4.49

Contributed Surplus:

The contributed surplus as at June 30, 2008 of $3,121 (December 31, 2007 - $2,521) increased $600 (June 30, 2007 - $508) for stock based compensation charges for the six month period ended June 30, 2008.

6. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of 235,532 common share options granted during the six months ended June 30, 2008 was estimated to be $331. The fair value of these common share options as at the grant date is determined using the Black-Scholes option pricing model with the following assumptions.

Risk free interest rate:	5.25%	Expected volatility:	65%
Expected life:	3 year average	Expected dividend yield:	0%

7. Bank Debt

The Company has a demand operating credit facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at June 30, 2008 is $38 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing

banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. Subsequent to the quarter end the limit under the facility was raised to $51 million and the next interim review for the facility is to be completed by October 1, 2008.

At June 30, 2008 the Company had a $6 million development and acquisition facility which may have been used to develop discovered reserves or acquire reserves. The facility was secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bore interest at the bank's prime rate plus an applicable bank fee. The facility also bore a drawdown charge and a standby charge for un-drawn amounts. Subsequent to the quarter-end this facility was cancelled at the Company's request.

8. Asset Retirement Obligation

The asset retirement obligation results from net ownership interests in petroleum and gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at June 30, 2008 at approximately $7,064 (December 31, 2007 - $6,474). A credit adjusted risk free rate of 8% (June 30, 2007 – 8%) and an inflation rate of 1.5% (June 30, 2007 – 1.5%) were used to calculate the fair value of the asset retirement obligation. These obligations are expected to be incurred from the current year through to 2028 and are expected to be funded through general corporate funds at the time of retirement.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	Six months ended June 30, 2008	Year ended December 31, 2007
Opening balance	$3,840	$2,094
Liabilities incurred/acquired during period	183	1,592
Accretion	123	154
Dispositions and change in estimate	(43)	-
Actual retirement costs	(90)	-
Closing balance	$4,013	$3,840

9. Income Taxes

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 30.0% (June 30, 2007: 32.50%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	Six months ended June 30, 2008	Six months ended June 30, 2007
Income before income taxes	$7,705	$588
Statutory income tax rate	30.0%	32.50%
Expected income taxes	2,312	191
Add (deduct):		
Stock-based compensation	182	165
Future change in Rate	(251)	(292)
Other	137	208
Future income taxes	$2,380	$272

10. Commitments

The Company has the following obligations with fixed terms:

	2008	2009	2010	2011	2012

Office lease premises	$414	$828	$828	$828	$552
Processing arrangements	$217	$360	$288	$238	$159

11. Capital Disclosures

In order to continue the Company's future exploration and development program, the Company must maintain a strong capital base. A strong capital base results in increased market confidence, an essential factor in maintain existing shareholders and in attracting new investors. The Company's commitment is to establish and maintain a strong capital base to enable the Company to access the equity and debt markets when deemed advisable. In order to maintain a strong capital base, the Company continually monitors the risk reward profile of its exploration and development projects and the economic indicators in the market including commodity prices, interest rates and foreign exchange rates. It then determines increases or decreases to its capital budget.

The Company considers shareholders equity, bank debt and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, through bank borrowings, that are based on reserves, and by building cash reserves by reducing its capital expenditure program.

The Company monitors its capital based primarily on its debt to annualized funds flow ratio. Debt includes bank debt plus or minus working capital. Annualized funds flow is calculated as funds flow from operations before changes in non-cash working capital from the Company's most recent quarter multiplied by four. The Company's strategy is to maintain this ratio at less than 1.5:1. This ratio may increase on a cyclical basis depending on the timing and nature of the Company's activities. To facilitate the management and control of this ratio, the Company prepares an annual operating and capital expenditure budget. The budget is updated when critical factors change. These factors include economic factors such as the state of equity markets, changes to commodity prices, interest rates and foreign exchange rates and non economic factors such as the Company's drilling results and its production profile. The Company's board of directors approves the budget and changes thereto.

At June 30, 2008, the Company's debt to funds flow ratio was 0.6:1 falling from 1.3:1 at the end of the first quarter of 2008. The ratio is generally higher at the end of the first quarter as it tends to be a high capital expenditure quarter compared to the second quarter. The increased activity level results in the Company carrying a higher debt load at the end of a first quarter. The production additions from the first quarter program are expected to contribute to increase funds flow, subject to prevailing commodity prices. Third quarter capital activities tend to increase as summer drilling programs begin after post spring breakup, and may increase overall debt levels depending on actual funds flow.

The Company's share capital is not subject to external restrictions but the Company does have financial covenants in regards to its operating bank facility. The facility requires that the Company maintain a working capital ratio of not less than 1:1. The calculation allows for the unused portion of the credit facility to be added to current assets and deduction of the current portion of bank debt from the current liabilities. The Company would be considered in breach of its agreement if the working capital ratio was not maintained, unless consented to by the lender.

File No. 82-34785

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, field netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Field netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated August 13, 2008 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year ended December 31, 2007.

Basis of Presentation

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income/(loss) or other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. The forward looking statements are provided to the reader to assist them in understanding our business. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on May 13, 2008 for projected 2008 results. The Company is updating its guidance at this time to reflect higher oil prices and a $13 million increase to the capital budget. The additional capital is expected to be spent on $2 million for land and seismic acquisitions, $3 million to drill and tie-in an additional 3 (3.0 net) heavy oils wells and 2 (2.0 net) gas wells in the Plains core area and $5 million to drill and tie-in an additional 4 (1.9 net) gas wells in the West Central core area and $3 million for recompletions and facility optimization. The new heavy oil drilling projects are expected to be on production later in the fourth quarter, and consequently should have little impact on the average production for the year while the exit production rate has increased 5% to 4,300 - 4,500 boe per day. The new West Central drilling projects are not expected to add production until the first quarter of 2009. Second quarter 2008 production and oil and gas prices have been higher than budgeted and are contributing to the overall increase in funds from operations for the year. Oil prices continued to be strong in the second quarter and despite the recent pullback, we have increased our WTI price forecast for the last half of the year by $20 per barrel to $115 per barrel. With the reduction in recent gas prices we have reduced our estimate for the last half the year $0.50 per mcf to $8.00 per mcf and elected to maintain the same foreign exchange rate. With these forecast changes, funds from operations are projected to increase 30% to $48 million ($1.85 per basic share) and year end debt levels are expected to rise to $36 million as the increase in capital expenditures is more than the increase in funds from operations. Debt to annualized fourth quarter funds from operations ratio is expected to be to 0.7:1.0. The table below provides Rock's previous and current guidance.

	May 13, 2008 Guidance	August 13, 2008 Guidance	Change
2008 Production (boe/d)			
Annual	3,400 – 3,600	3,400 – 3,600	0%
Exit	4,100 – 4,300	4,300 – 4,500	5%
2008 Funds from Operations			
Annual - $	$37 million	$48 million	30%
Annual - $per basic share	$1.43	$1.85	30%
2008 Capital Budget			
Expenditures	$42 million	$55 million	31%
Gross Wells Drilled	26 – 28	35 – 37	33%
Total Year End Debt	$34 million	$36 million	6%
Pricing (July to Dec)			
Oil – WTI	US$95.00/bbl	US$115.00/bbl	21%
Gas – AECO	$8.00/mcf	$8.50/mcf	(6)%
Cdn/US dollar	1.00	1.00	0%

Production

Production by Product	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Gas (mcf/d)	10,689	3,129	242%	9,151	3,489	162%
Oil (bbl/d)	220	215	2%	217	229	(5)%
Heavy Oil (bbl/d)	1,159	1,224	(5)%	1,191	1,187	0%
NGL (bbl/d)	293	75	291%	193	77	151%
boe/d (6:1)	3,454	2,036	70%	3,126	2,075	51%

Production by Area	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
West Central Alberta (boe/d)	1,850	424	336%	1,523	527	189%
Plains (boe/d)	1,182	1,225	(4)%	1,237	1,189	4%
Other (boe/d)	421	387	9%	366	359	2%
boe/d (6:1)	3,454	2,036	70%	3,126	2,075	51%

Production for the periods ended June 30, 2008 have increased more than 50% over the same periods last year as new production was brought on stream at our Saxon, Musreau and Kakwa properties in the West Central core area and due to the acquisition of Greenbank Energy Ltd. at the end of the third quarter of 2007. Production at Saxon has come on as predicted and is very liquids rich (50 bbl per mmcf of gas) contributing to the growth in NGL production for the quarter. Production growth for the rest of the year is expected to come from the heavy oil drilling program that started in late June followed by the tie-in of the successful wells at Elmworth in the West Central core area.

Product Prices

Realized Product Prices	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Gas ($/mcf)	10.74	7.75	39%	9.70	7.94	22%
Oil ($/bbl)	116.82	65.10	79%	103.20	63.67	62%
Heavy Oil ($/bbl)	90.20	39.50	128%	77.47	39.01	99%
NGL ($/bbl)	92.18	57.58	60%	86.01	55.07	56%
boe (6:1)	78.77	44.66	76%	70.39	44.75	57%
Average Benchmark Prices						
Gas – Henry Hub Daily Spot (US$/mcf)	11.38	7.53	51%	10.02	7.37	36%
Gas – AECO C Daily Spot ($/mcf)	10.22	7.07	45%	9.10	7.24	26%
Oil – WTI Cushing (US$/bbl)	123.98	65.04	91%	110.94	61.60	80%
Oil – Edmonton light ($/bbl)	126.07	71.93	75%	111.79	69.51	61%
Heavy Oil – Lloydminster blend ($/bbl)	103.05	49.01	110%	89.66	48.42	85%
US$/Cdn$ exchange rate	0.990	0.911	9%	0.993	0.882	13%

Commodity prices continued to strengthen during the second quarter of 2008 over the prior year however they have pulled back from recent highs. WTI, AECO gas and Lloydminster blend heavy oil pricing have all increased each month during the first six months of 2008. Heavy oil prices have not only benefitted from rising WTI prices but also a narrowing of the heavy oil to light oil price differential. Corporate heavy oil price differentials relative to Edmonton light oil price were 28% in the second quarter of 2008 compared to 33% in the first quarter of 2008 and 44% in 2007. Heavy oil pricing is expected to continue to benefit from traditional stronger summer seasonal demand. WTI prices have fallen from their recent highs of US$147 per barrel to approximately US$120 per barrel as the market is concerned about a general economic slowdown and demand destruction. The futures markets currently indicate that WTI prices should remain around US$115 per barrel for the rest of the year. Similar to WTI prices gas prices have also fallen significantly from their recent highs as, in addition to slower economic growth, the growth in US domestic gas supply, particularly from unconventional shale gas, is offsetting lower Canadian gas exports and reduced LNG cargoes. Current US gas storage levels are still below last year's levels and at five year levels. The futures markets are currently indicating that AECO pricing should remain around $8.00 per mcf for the rest of the year. Rock has not hedged any of its commodity prices on production at this point in time.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income is primarily royalty income.

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 03/30/08	6 Months Ended 06/30/07	Change
Oil and Gas Revenue	$24,756	$8,279	199%	$40,050	$16,812	138%
Other Income	$18	$24	(25)%	$48	$49	(2)%

Higher production levels and higher commodity prices resulted in an increase to oil and gas revenue for the first half of 2008 in comparison to the prior year periods.

Royalties

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Royalties	$5,195	$1,710	204%	$8,532	$3,358	154%
As percentage of oil and gas revenue	21.0%	20.7%	1%	21.3%	20.0%	7%
Per boe (6:1)	$16.53	$9.23	79%	$15.00	$8.94	68%

Royalties for the periods ended June 30, 2008 are higher on an absolute, percentage and per boe basis in comparison to the same periods of 2007. This is a result of higher production and prices. Royalty rates for the remainder of the year have been budgeted at 23% of oil and gas revenue. The Alberta government's new royalty framework is scheduled to come in effect in January 2009 and the Company is expecting higher royalty rates in 2009. Based on our projected product prices for the remainder of 2008 of US$115 per barrel for WTI, $8.00 per mcf for AECO gas and a par Canadian/US exchange rate we would expect a 2009 royalty rate of approximately 30%. Please see additional disclosures under "New Alberta Royalty Regime" beginning on page 11 for additional disclosure.

Operating Expense

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Operating expense	$4,261	$2,149	98%	$7,230	$4,463	62%
Transportation costs	219	93	135%	429	205	109%
	$4,480	$2,242	100%	$7,659	$4,668	64%
Per boe (6:1)	$14.26	$12.10	18%	$13.46	$12.43	9%

Operating expenses have increased in the second quarter and first half of 2008 over the same periods in 2007 due to higher production levels and higher per unit costs. Additional operating costs were incurred during the second quarter of 2008 related to start up issues at Saxon which came on stream in May. By the end of the quarter these operations were running more smoothly and we expect to see lower per boe costs for this area in the third quarter of 2008. The lower cost Greenbank properties acquired at the end of the third quarter of 2007 are helping to reduce the overall corporate per boe operating cost rate. Heavy oil operating costs of $15.29 per boe for the six months ended June 30, 2008 are up from year ago levels of $12.29 per boe due to higher fuel, sand disposal, trucking and workover costs. Transportation costs have increased primarily as a result of higher production levels. Overall operating costs per boe for the first half of 2008 are 7% above expected levels but should improve to $12.60 per boe with the absence of Saxon start-up costs.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Gross	$1,156	$900	28%	$2,411	$2,266	5%
Per boe (6:1)	$3.67	$4.86	(24)%	$4.23	$6.03	(30)%
Capitalized	$371	$370	0%	$823	$1,010	(18)%
Per boe (6:1)	$1.18	$2.00	(38)%	$1.45	$2.69	(46)%

Overhead recoveries	$20	Nil	N.A.	$30	Nil	N.A.
Per boe (6:!)	$0.06	Nil	N.A.	$0.05	Nil	N.A.
Net	$765	$530	45%	$1,558	$1,256	24%
Per boe (6:1)	$2.43	$2.86	(15)%	$2.73	$3.34	(18)%

G&A expenses in the second quarter and first half of 2008 were lower on a per boe basis but higher on an absolute basis compared to the same periods in 2007. Costs increased due to an overall higher operating cost environment and higher consulting costs associated with activity levels. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses for the remainder of the year are expected to fall on a per boe basis with growth in production.

Interest Expense

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Interest expense	$462	$235	97%	$849	$462	84%
Per boe (6:1)	$1.47	$1.27	16%	$1.49	$1.23	21%

Interest incurred is as a result of bank borrowings. Interest expense has increased in the second quarter and first half of 2008 compared to the same periods in 2007 due to higher debt levels associated with increased capital expenditures partially offset by lower interest rates.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
D&D expense	$7,335	$2,973	147%	$13,065	$5,952	120%
Per boe (6:1)	$23.34	$16.05	45%	$22.97	$15.85	45%
Accretion expense	63	35	80%	123	69	78%
Per boe (6:1)	$0.20	$0.19	5%	$0.22	$0.18	22%

The depletion and depreciation expense and boe rate for the second quarter and first half of 2008 is higher compared to the same periods in 2007 due to the higher cost reserve additions that occurred later in 2007, including the acquisition of Greenbank at the end of the third quarter 2007, and due to higher production levels.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the first half of 2008 by $306.4 as a result of accretion, drilling new wells, gas pipelines and infrastructure.

Taxes

The Company pays Saskatchewan resource capital taxes based on its production in the province. Rock does not have current income tax payable and does not expect to pay current income taxes in 2008 as the Company and its subsidiaries have estimated resource tax pools available at December 31, 2007 of $105.7 million.

Funds from Operations and Net Income (loss)

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change

Funds from Operations	$13,785	$3,536	290%	$21,325	$7,057	202%
Per boe (6:1)	$43.86	$19.09	130%	$37.48	$18.79	99%
Per share - basic	$0.53	$0.18	194%	$0.82	$0.36	128%
- diluted	$0.53	$0.18	194%	$0.82	$0.36	128%
Net Income/(loss)	$4,020	$(117)	N.A.	$5,240	$256	1,947%
Per boe (6:1)	$12.79	$(0.63)	N.A.	$9.21	$0.68	1,254%
Per share - basic	$0.16	$(0.01)	N.A.	$0.20	$0.01	1,900%
- diluted	$0.15	$(0.01)	N.A.	$0.20	$0.01	1,900%
Weighted average shares outstanding						
- basic	25,877,642	19,638,311	32%	25,877,642	19,637,819	32%
- diluted	26,068,022	19,660,050	32%	25,896,543	19,640,179	32%

Funds from operations for the periods ended June 30, 2008 more than tripled over the prior year periods due to higher production and product prices partially offset by higher royalties, operating costs and interest expense. As a result, net income increased in the same periods versus last year despite higher depletion charges and higher future income tax expense. Basic shares outstanding increased 32% over the 2007 periods primarily due to the shares issued in conjunction with the Greenbank acquisition at the end of the third quarter of 2007.

Capital Expenditures

	3 Months Ended 06/30/08	3 Months Ended 06/30/07	Quarterly Change	6 Months Ended 06/30/08	6 Months Ended 06/30/07	Change
Land	$1,784	$319	459%	$1,846	$1,199	54%
Seismic	275	419	(34)%	604	739	(18)%
Drilling and completion(1)	1,929	535	261%	7,772	5,573	39%
Facilities & GGS(1)	2,844	75	3,692%	12,496	107	11,579%
Capitalized G&A	371	370	0%	823	1,010	(19)%
Total operations	$7,203	$1,718	319%	$23,541	$8,628	173%
Property dispositions	(1,094)	14	(7,714)%	(1,094)	(9)	12,056%
Well site facilities inventory	213	289	(26)%	258	299	(14)%
Office equipment	23	531	(96)%	38	818	(95)%
Total	$6,345	$2,552	149%	$22,743	$9,736	134%

(1) Note items have been reclassified from drilling and completion costs to facilities and gas gathering systems (GGS) to better reflect spending categories.

Spending in the second quarter and first half of 2008 was higher than the same periods of 2007 primarily due to drilling, completion and tie-in activities in the West Central core area. The Company did not drill any wells in the second quarter of 2007. In the Plains core area Rock drilled 2 (2.0 net) heavy oil wells in the second quarter of 2008 with 100% success. These wells are part of the 14 (14.0 net) well heavy oil program which should be completed by the end of August 2008 with associated production to come on during the third and fourth quarters of 2008. In the West Central core area Rock began its 9 (3.0 net) well program at Elmworth where one well (30% working interest) and one well at Musreau (20% working interest) were spud in June and finished drilling in July 2008. Completion activities on these wells are occurring now and associated production will likely be tied in by early fourth quarter 2008. The Saxon gathering line, compression and dehydration facility project were completed in the second quarter with production coming on-stream in May 2008. Rock was successful at several land sales during the quarter adding acreage in the West Central core area primarily at Elmworth. Rock's capital budget for 2008 has been increased by $13 million to drill an additional 3 (3.0 net) heavy oil wells and 2 (2.0 net) gas wells in the fall in the Plains core area, an additional 4 (1.9 net) West Central core area wells, recompletions and facility optimizations and land and seismic acquisitions. During the second quarter the Company sold a non-core property for $1.1 million. Office equipment expenditures in the first half of 2007 relate mostly to leasehold improvements for the Company's new office space.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year at approximately $33 million and funds from operations of approximately $27 million with the difference to be funded through available bank debt. The Company has negative working capital (including draws under its operating loan facility) of approximately $30.5 million at the end of the second quarter of 2008. Subsequent to the end of the second quarter the Company's bank operating line was

increased from $38 million to $51 million through the facility described below. In addition the Company had a $6 million development/acquisition bank facility available at the end of the quarter which was undrawn but at Rock's request the facility was cancelled subsequent to the quarter end. The Company's debt to second quarter 2008 annualized funds from operations ratio was 0.6 to 1. This ratio has fallen from 1.3 to 1 for the first quarter of 2008 primarily due to funds from operations being 56% ($4.9 million) higher than expected levels in the second quarter of 2008. The Company will continue to monitor capital, debt and cash levels and make adjustments in order to maintain a projected debt to funds from operations level of 1.5 to 1 or less.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is scheduled to be completed by October 1, 2008. As at August 12, 2008 approximately $29.6 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 06/30/08 (unaudited)	3 Months Ended 03/31/08 (unaudited)	3 Months Ended 12/31/07 (unaudited)	3 Months Ended 09/30/07 (unaudited)	3 Months Ended 06/30/07 (unaudited)	3 Months Ended 03/31/07 (unaudited)	3 Months Ended 12/31/06 (unaudited)	3 Months Ended 09/30/06 (unaudited)
Production (boe/d)	3,454	2,798	2,672	1,965	2,036	2,114	2,004	1,613
Oil and gas revenues	$24,756	$15,294	$11,124	$8,106	$8,279	$8,533	$7,535	$7,023
Price realizations ($/boe)	$78.80	$60.06	$45.26	$44.85	$44.66	$44.84	$40.73	$47.30
Royalties ($/boe)	$16.53	$13.11	$8.21	$9.18	$9.23	$8.66	$7.88	$5.27
Operating expense ($/boe)	$14.26	$12.48	$12.28	$12.38	$12.10	$12.75	$13.63	$13.13
Field netback ($/boe)	$48.01	$34.47	$24.77	$23.29	$23.33	$23.43	$19.22	$28.90
Net G&A expense	$765	$793	$955	$528	$530	$726	$690	$477
Stock-based compensation	$315	$292	$216	$207	$241	$267	$295	$308
Funds from operations	$13,785	$7,540	$4,735	$3,397	$3,536	$3,521	$2,644	$3,791
Per share - basic	$0.53	$0.29	$0.18	$0.17	$0.18	$0.18	$0.13	$0.19
- diluted	$0.53	$0.29	$0.18	$0.17	$0.18	$0.18	$0.13	$0.19
Net income/(loss)	$4,020	$1,220	$290	$15	$(117)	$373	$(119)	$891
Per share - basic	$0.16	$0.05	$0.01	$0.00	$(0.01)	$0.02	$(0.01)	$0.05
- diluted	$0.15	$0.05	$0.01	$0.00	$(0.01)	$0.02	$(0.01)	$0.05
Capital expenditures	$6,345	$16,398	$7,488	$8,367	$2,552	$7,184	$6,223	$12,520
Working capital	$(30,528)	$(37,933)	$(29,072)	$(26,589)	$(15,268)	$(16,242)	$(12,580)	$(8,990)

Production has grown 76% since the third quarter of 2007 due to the Greenbank acquisition which was completed at the end of the third quarter of 2007 and then from successful operations primarily in the West Central core area where

new production was brought on stream in the first and second quarters of 2008 at Saxon, Musreau, Kakwa, Chicken, Tony Creek and Elmworth. Stronger commodity prices have driven product realizations up 76% over the same time period. Royalties per boe have increased with the price, but as a percentage of revenue are approximately at the same level when compared to the three preceding quarters. Operating costs per boe in the second quarter of 2008 have increased about 15% over the $12.25 to $12.50 per boe band experienced over the last three quarters as start up costs at Saxon have more than offset lower costs from the Elmworth properties. Funds from operations have continued to grow every quarter over the last four quarters and have more than quadrupled from the third quarter of 2007 driven by higher prices and production increases. Net income has continued to improve in the second quarter based on improved funds from operations, partially offset by higher depletion rates and future tax expense. Capital expenditures in the second quarter were about half of the first quarter levels as winter access only activities slowed down as spring break-up began curtailing activity and the Company sold non-core properties for about $1.1 million. Negative working capital also decreased as capital expenditures were less than funds from operations in the second quarter.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2008 and the next five years are as follows:

	2008	2009	2010	2011	2012
Office lease premises	$414	$828	$828	$828	$552
Processing agreements	217	360	288	238	159
Demand bank loan	$32,931	-	-	-	-

Outstanding Share Data

At the date of this report there are 25,877,642 common shares outstanding and 2,382,227 options to purchase common shares outstanding.

Future Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") proposes to implement International Financial Reporting Standards ("IFRS") as part of Canadian GAAP. The adoption of IFRS in Canada will result in significant changes to current Canadian GAAP and to financial reporting practices followed by Rock. IFRS accounting standards are scheduled to be implemented for years beginning after December 31, 2010. Rock will be required to adopt the standard for the year beginning January 1, 2011. Currently, the application of IFRS in Canada and particularly to the oil and gas industry requires further clarification and as a result the effect of IFRS adoption on the Company's accounting policies and reporting standards and practices is not presently determinable. The Company is currently in the process of researching and developing an implementation strategy to adopt IFRS.

The CICA in February 2008 issued CICA Handbook section 3064, Goodwill and Intangible Assets, and amended section 1000, Financial Statement Concepts, clarifying the criteria for recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard will be effective for Rock beginning January 1, 2009.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management reported on its disclosure controls and procedures and the design of its internal controls over financial reporting in the year end 2007 MD&A. There has been no material change to the Company's disclosure controls or procedures or to the design of internal controls over financial reporting since that time. It should be noted that the Chief Executive Officer and Chief Financial Officer believe the internal controls, including compensating controls to overcome the lack of certain segregation of duties and the utilization of outside advice to assist with complex taxation, accounting and reporting issues and new accounting pronouncements to overcome limited in-house expertise on these matters, are designed appropriately given the nature and size of the Company's operations. Because of their inherent

limitations, internal controls over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that objectives of the control systems are met.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control, as are all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights); reservoir production performance; marketing; production; hiring and retaining employees; and accessing contract services on a cost-effective basis. Rock attempts to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition the Company outsources certain activities to be able to lever industry expertise, without having the burden of hiring full-time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain engineering and land functions. Rock is attempting to acquire existing oil and gas operations; however Rock will be competing against many other companies for such operations, many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the competitive nature of the industry, but Rock will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US dollar exchange rate and interest rates, all of which are largely beyond the Company's control. Currently Rock has not used any financial instruments to mitigate these risks. The Company would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has a debt facility in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. It intends to use prudent levels of debt to fund capital programs based on the expected operating environment. It also intends to access equity markets to fund opportunities; however, the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third-party consultants to help develop and manage these programs and help Rock comply with current environmental legislation. Increased public and political concern regarding climate change issues will likely result in increased regulation regarding emissions standards. Given that the Company produces hydrocarbons, such regulation could cause Rock to alter the way it operates and also result in additional costs and taxes associated with climate change regulation which could have a material effect on the Company.

Environmental Regulation and Risk

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and gas operations, including those of the Company.

On January 24, 2008, the Alberta Government announced its plan to reduce projected emissions in the province by 50% by 2050. This will result in real reductions of 14% below 2005 levels. The Alberta Government stated it would form a government-industry council to determine a go-forward plan for implementing technologies, which will significantly reduce greenhouse gas emissions by capturing air emissions from industrial sources and locking them permanently underground in deep rock formations (carbon capture). In addition, the plan calls for energy conservation by individuals and for increased investment in clean energy technologies and incentives for expanding the use of renewable and alternative energy sources such as bioenergy, wind, solar, hydrogen, and geothermal. Initiatives under this theme will account for 18% of Alberta's reductions.

On January 31, 2008, the Government of Canada and the Province of Alberta released the final report of the Canada-Alberta ecoENERGY Carbon Capture and Storage Task Force, which recommends among others: (i) incorporating carbon capture and storage into Canada's clean air regulations; (ii) allocating new funding into projects through competitive process; and (iii) targeting research to lower the cost of technology.

On March 10, 2008, the Government of Canada released "Turning the Corner – Taking Action to Fight Climate Change" which provides some additional guidance with respect to the Government of Canada's plan to reduce greenhouse gas emissions by 20% by 2020 and by 60% to 70% by 2050. The updated action plan is primarily directed towards industrial emissions from certain specified industries including the oil sands, oil and gas, and refining industries. The updated action plan is intended to force industry to reduce greenhouse gas emissions and to create a carbon emissions trading market, including an offset system, to provide incentive to reduce greenhouse gas emission and establish a market price for carbon. The updated action plan provides for: (i) mandatory reductions of 18% from the 2006 baseline starting in 2010 and by an addition 2% in subsequent years for existing facilities; (ii) new facilities built between 2004 and 2011 will have mandatory emissions standards based upon clean fuel standards (gas) with a 2% reduction below the third years intensity levels; and (iii) oil sands plants built in 2012 and later which use heavier hydrocarbons and upgraders and in situ production will have mandatory standards in 2018 based carbon capture and storage or other green technologies intensity. For the upstream oil and gas industry, the updated action plan also provides for a company threshold of 10,000 boe per day and facility threshold of 3,000 tonnes of C02.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition

New Alberta Royalty Regime

On October 25, 2007, the Alberta Government released *The New Royalty Framework* ("NRF") which summarizes the government's decision on Alberta's new royalty regime pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane. The new royalty regime will take effect on January 1, 2009. On April 10, 2008 the Alberta Government released a new "deep resource program" and further clarifications to the NRF to help mitigate the unintended consequences of the NRF. The deep resource program provides royalty credits for oil and gas wells drilled over certain depths. Other clarifications include the expansion of oil par prices from two to four with the additional par prices applying to heavier grades of oil. The Company has reviewed the modifications proposed by the Government of Alberta to its royalty regime including the new deep resource program and clarifications, and is continuing to assess the impact of the new royalty regime on its operations as additional implementation guidelines are expected. While the Company cannot determine the full potential impact of these changes to the royalty rate on its operations at this time, Rock does not expect the April 10, 2008 announcement to materially change its previous disclosure regarding the impact of the NRF on the Company. As a cautionary note, the NRF is very sensitive to well productivity and commodity prices and while it does contain a deep gas royalty program the Company's high impact gas plays in the West Central core area may be negatively impacted if successful as higher royalty rates for these prospects are expected. Since commodity prices have generally strengthened since year end 2007 reporting the Company has run a number of commodity price scenarios against its internally updated reserve report utilizing third party evaluation software that contains their interpretation of how the NRF will be applied. One scenario applies the Company's current commodity projections for the remainder of 2008 to 2009 (WTI = $US115 per barrel, AECO = $8.00 per mcf) which results in an overall 2009 royalty rate of approximately 30% compared to the current projected rate of 23%. Another scenario utilizes the GLJ Petroleum Consultants July 1, 2008 forecast price deck (2009 WTI = US$125 per barrel, AECO = $10.05 per mcf) which results in an overall 2009 royalty rate of approximately 35%. The Company continues to review its current inventory of prospects to assess the impact of the NRF on future drilling plans.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify that:

1. I have reviewed the interim fil ngs (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2008

signed "Allen J. Bey"
Allen J. Bey
President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Peter D. Scott, Vice President and CFO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2008

signed "Peter D. Scott"
Peter D. Scott
Vice President and CFO

END